

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

Doug Davis
Chief Executive Officer
Bannix Acquisition Corp.
8265 West Sunset Blvd. Suite #107
West Hollywood, CA 90046

> **Re: Bannix Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 22, 2024**
> **File No. 001-40790**

Dear Doug Davis:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Stephen Fleming, Esq.